Exhibit (a)(5)(D)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

ADAM FRANCHI, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
CAFEPRESS INC., FRED E. DURHAM III,	)	CLASS ACTION
ANTHONY C. ALLEN, MARY ANN	)
ARICO, KENNETH T. MCBRIDE, ALAN	)
B. HOWE, SNAPFISH LLC, and SNAPFISH	)
MERGER SUB, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on September 28, 2018 (the “Proposed Transaction”), pursuant to which CafePress Inc. (“CafePress” or the “Company”) will be acquired by Snapfish, LLC (“Parent”) and Snapfish Merger Sub, Inc. (“Merger Sub,” and together with Parent, “Snapfish”).

2. On September 28, 2018, CafePress’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Snapfish. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of Snapfish’s outstanding common stock for $1.48 per share in cash. The Tender Offer is set to expire on November 8, 2018.

3. On October 12, 2018, defendants filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of CafePress common stock.

9. Defendant CafePress is a Delaware corporation and maintains its principal executive offices at 11909 Shelbyville Road, Louisville, Kentucky 40243. CafePress’s common stock is traded on the NasdaqGS under the ticker symbol “PRSS.” CafePress is a party to the

Merger Agreement.

10. Defendant Fred E. Durham III (“Durham”) is Chairman of the Board and Chief Executive Officer of CafePress.

11. Defendant Anthony C. Allen is a director of CafePress.

12. Defendant Mary Ann Arico is a director of CafePress.

13. Defendant Kenneth T. McBride is a director of CafePress.

14. Defendant Alan B. Howe is a director of CafePress.

15. The defendants identified in paragraphs 10 through 14 are collectively referred to herein as the “Individual Defendants.”

16. Defendant Parent is a California limited liability company and is a party to the Merger Agreement.

17. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of CafePress (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

19. This action is properly maintainable as a class action.

20. The Class is so numerous that joinder of all members is impracticable. As of September 21, 2018, there were approximately 17,135,730 shares of CafePress common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

21. Questions of law and fact are common to the Class, including, among others,

whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

24. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

25. Founded in 1999, CafePress is a recognized pioneer of customizable products.

26. The Company’s global online platform enables people to express themselves through engaging community generated designs and licensed and personalized one-of-a-kind products.

27. On July 31, 2018, the Company issued a press release wherein it reported its results for the second quarter of 2018. The Company reported that average order size on CafePress.com increased 8% compared to the prior year; revenue from the Retail Partner Channel increased $0.9 million and accounted for 35% of second quarter revenue; and revenue increased from the Amazon marketplace due to improved sales in both domestic and international markets.

28. In the July 31, 2018 press release, Individual Defendant Durham commented: “[W]e made significant progress toward completing the modernization of CafePress.com and demolishing the old site. . . we are seeing improved crawling and indexing rates on our US domain and a slow, sequential rebound in traffic. We continue to believe the new, modern website will ultimately result in improved search engine optimization and the return of revenue lost from lower traffic.”

29. Durham concluded: “Growth in the Retail Partner Channel continued within the quarter as we benefited from both domestic and international expansion and the catalog build out of Walmart.com and eBay. We anticipate continued growth in retail partner channels as we build out existing channels and integrate new marketplaces.”

30. On September 28, 2018, CafePress’s Board caused the Company to enter into the Merger Agreement with Snapfish.

31. Pursuant to the terms of the Merger Agreement, CafePress stockholders will receive $1.48 cash per share of CafePress.

32. According to the press release announcing the Proposed Transaction:

To expand its photo and non-photo product offerings, Snapfish, LLC (“Snapfish”) the premier personalized photo service and CafePress (NASDAQ:PRSS), a leading retailer of engaging merchandise and personalized gifts, today announced that they have entered into an Agreement and Plan of Merger pursuant to which Snapfish would acquire CafePress. Under the terms of the agreement, which was approved by the Boards of Directors of both companies, a subsidiary of Snapfish will commence a tender offer for all the outstanding shares of CafePress common stock. The acquisition would create a combined platform of photo and non-photo-based products that would produce hundreds of thousands of personalized products for consumers globally. . . .

The transaction is expected to provide additional scale to two companies with almost 40 years of combined experience in the photo and personalization space. The transaction, once closed, would enable Snapfish to access over one billion content items, and a massive array of designs that are crowdsourced from a global community of more than two million independent designers. The transaction is also expected to bring partnerships to Snapfish with major entertainment properties. Additionally, following the closing of the transaction, CafePress would have access to additional manufacturing, marketing, and merchandising capabilities to expand its scope.

Snapfish has received Support Agreements from certain CafePress stockholders, directors and management totaling approximately 51% of the outstanding common stock of CafePress. The transaction is expected to close in early November and is subject to customary closing conditions, including the tender into the offer by CafePress stockholders of shares representing at least a majority of the outstanding common stock.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

33. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

34. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

35. First, the Solicitation Statement omits material information regarding the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Needham & Company, LLC (“Needham”).

36. With respect to the Needham’s Selected Companies Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Needham in the analysis.

37. With respect to the Needham’s Selected Transactions Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Needham in the analysis.

38. With respect to Needham’s Premiums Paid Analysis, the Solicitation Statement fails to disclose the transactions observed by Needham in the analysis as well as the premiums paid in the transactions.

39. With respect to Needham’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the unlevered free cash flows used by Needham in the analysis and all underlying line items; (ii) the range of terminal values for the Company; (iii) the inputs and the assumptions underlying the discount rates ranging from 22.0% to 26.0%; and (iv) the Company’s net cash.

40. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

41. Second, the Solicitation Statement fails to disclose the timing and nature of all communications regarding future employment and directorship of the Company’s officers and directors, including who participated in all such communications.

42. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

43. Third, the Solicitation Statement fails to disclose whether the Company entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions that are or were preventing the counterparties from submitting superior offers to acquire the Company.

44. Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so.

45. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

46. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

47. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

48. Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

49. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

50. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

51. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

52. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

53. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

54. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

55. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

56. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

58. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

59. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

60. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

61. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

62. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

63. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

64. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Snapfish)

65. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

66. The Individual Defendants and Snapfish acted as controlling persons of CafePress within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of CafePress and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

67. Each of the Individual Defendants and Snapfish was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

68. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

69. Snapfish also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

70. By virtue of the foregoing, the Individual Defendants and Snapfish violated Section 20(a) of the 1934 Act.

71. As set forth above, the Individual Defendants and Snapfish had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

72. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

73. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: October 18, 2018		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
300 Delaware Avenue, Suite 1220
RM LAW, P.C.		Wilmington, DE 19801
Richard A. Maniskas		Telephone: (302) 295-5310
1055 Westlakes Drive, Suite 300		Facsimile: (302) 654-7530
Berwyn, PA 19312		Email: bdl@rl-legal.com
Telephone: (484) 324-6800		Email: gms@rl-legal.com
Facsimile: (484) 631-1305
Email: rm@maniskas.com		Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF

I, Adam Franchi (“Plaintiff”), hereby declare as to the claims asserted under the federal securities laws that:

1. Plaintiff has reviewed the complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff’s counsel or in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary. I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4. Plaintiff’s purchase and sale transactions in the CafePress Inc. (NasdaqGS: PRSS) security that is the subject of this action during the class period is/are as follows:

PURCHASES

Buy Date	Shares	Price per Share
6/27/18	18	$1.3399

SALES

Sell Date	Shares	Price per Share

Please list additional transactions on separate sheet of paper, if necessary.

5. Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

6. During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 17th day of October, 2018.

/s/ Adam Franchi
Adam Franchi

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